NOTIFICATION OF THE REMOVAL FROM LISTING AND REGISTRATION OF THE STATED SECURITIES New York Stock Exchange LLC (the 'Exchange' or the 'NYSE') hereby notifies the SEC of its intention to remove the entire class of the Voting Common Stock (the 'Common Stock') of Price Communications Corporation (the 'Company') from listing and registration on the Exchange at the opening of business on September 18, 2006, pursuant to the provisions of Rule 12d2-2 (b), because, in the opinion of the Exchange, the Common Stock is no longer suitable for continued listing and trading on the Exchange. The Exchange's action is being taken in view of the Company's announcement on July 25, 2006 subsequent to its 2006 annual meeting, that its shareholders authorized and are committed to proceed with the dissolution of the company after they receive shares of Common Stock of Venison Communications Inc. in exchange for their Preferred Limited Partnership Interest in Venison Wireless of the East LP. 1. The Exchange's Listed Company Manual, Section 802.01D, states, in part, that the Exchange would normally give consideration to delisting a security of either a domestic or non-U.S. issuer when: The operating assets have been or are to be substantially reduced such as by sale, lease, spin off, distribution, discontinuance, abandonment, destruction, condemnation, seizure or expropriation, or the company has ceased to be an operating company or discontinued a substantial portion of its operations or business for any reason whatsoever and whether or not any of the foregoing results from action by the company, related parties or persons unrelated to the company. 2. The Exchange, on July 27, 2006, determined that the Common Stock should be suspended from trading prior to the opening on August 28, 2006, and directed the preparation and filing with the Commission of this application for the removal of the Common Stock from listing and registration on the Exchange. The Company was notified by letter on July 28, 2006. 3. Pursuant to the above authorization, a press release was issued on July 27, 2006, and an announcement was made on the 'ticker' of the Exchange at the opening and at the close of the trading session on July 28, 2006 and other various dates of the proposed suspension of trading in the Common Stock. Similar information was included on the Exchange's website. Trading in the Common Stock on the Exchange was suspended before the opening on the trading session on August 28, 2006. 4. The Exchange, on July 26, 2006, received correspondence from the Company, advising that it has waived its right to a formal appeal relative to the delisting of the Common Stock of the Company. The Exchange also notifies the Securities and Exchange Commission that as a result of the above indicated conditions this security was suspended from trading on August 28, 2006.